SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.   20549

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934



	BIOSENSOR CORPORATION
	(Name of Issuer)


	Series A Preferred Stock $.10 par value
	(Title of Class of Securities)



	090661-10-9
	(CUSIP Number)



	Ronald G. Moyer
	6 Woodcross Drive
	Columbia, South Carolina 29212
	(803) 407-3044
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)


	July 23, 1998
	(Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bernard B. Klawans		[217 18 9277]

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[   ]
(b)	[   ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)				[   ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

SOLE VOTING POWER

12,093.75

8.	SHARED VOTING POWER

----

9.	SOLE DISPOSITIVE POWER

12,093.75

10.	SHARED DISPOSITIVE POWER

----

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

12,093.75

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES							[   ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON

IN

Item 1.  	Security and Issuer.

This Schedule 13D is filed on behalf of Bernard B. Klawans (the
"Reporting Person"), relative to the $ .10 par value Series A Preferred Stock issued by Biosensor Corporation ("Biosensor"). The principal executive offices of Biosensor are located at 6 Woodcross Drive, Columbia, South Carolina 29212.

Item 2.	Identity and Background.

Reporting Person

(a)	Bernard B. Klawans;
(b)	1375 Anthony Wayne Drive, Wayne, PA 19087;
(c)	The principal occupation of the Reporting Person is the President of
Valley Forge Fund Management Company, in the Valley Forge Fund
principal executive offices located at 1375 Anthony Wayne Drive,
Wayne, Pennsylvania 19087. Valley Forge Management Company manages mutual investment funds, including Valley Forge Fund, and provides various other financial services.
(d) and (e)   See below;
(f)	United States citizen.

During the last five years, the above (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) was not party to a civil proceeding of a judicial or administrative body or of competent jurisdiction and as a result of such proceeding, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation or respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 12,093.75 shares of Series A Preferred
Stock of Biosensor (the "Shares") on July 23, 1998, as a result of the share exchange, under applicable Minnesota law, between Biosensor and Carolina Medical, Inc. ("CMI"), in which Biosensor was the acquiring corporation (the "Share Exchange"). Prior to July 23, 1998, the Reporting Person owned 161,250 shares of CMI common stock. On July 23, 1998, the Share Exchange was consummated, and each share of CMI common stock was exchanged for .075 shares of Series A Preferred Stock of Biosensor. As a result of the Share Exchange, the Reporting Person's 161,250 shares of CMI common stock were exchanged for the Shares.

Item 4.	Purpose of the Transaction.

The Share Exchange was effected in order to obtain a reorganization of Biosensor's and CMI's respective businesses in order to enhance their ability to provide quality products and services. The Reporting Person intends to review continuously his investment in Biosensor and, on the basis of such review and such market and other factors as he may deem relevant, may sell the Shares or acquire additional shares of Biosensor's common or preferred stock. Additionally, assuming an increase in the number of shares of Biosensor's common stock is approved by Biosensor's shareholders, as discussed more particularly below, the Shares will be automatically converted into 1,161,000 shares of Biosensor's common stock.

Following the Share Exchange, the following were named new directors of
Biosensor:

Ronald G. Moyer
C. Roger Jones
L. John Ankney
Spencer M. Vawter
David Heiden

and one of the existing directors, Stephen L. Zuckerman, resigned. The Board of Directors of Biosensor also appointed Ronald G. Moyer as Chief Executive Officer and President, B. Steven Springrose as Chief Technology Officer and Vice President, and Michael W. Oliver as Interim Chief Financial Officer.

Biosensor is also in the process of issuing a proxy statement for a special meeting of its shareholders to vote upon the following matters:

1.	A proposal to amend Biosensor's Certificate of Incorporation to change the name of the Company to BIOTEL, Inc.

2.	A proposal to amend Biosensor's Certificate of Incorporation to effectuate a 1 for 6 reverse stock split of all outstanding shares of common stock of Biosensor (the "Reverse Stock Split").
3.	A proposal to amend Biosensor's Certificate of Incorporation to increase the amount of authorized common stock, following the effectuation of the Reverse Stock Split.

4.	A proposal to amend Biosensor's Certificate of Incorporation to authorize "blank check" preferred stock.

Biosensor also contemplates merging with Advanced Medical Products, Inc. ("AMP"). Following the consummation of the Share Exchange, approximately 55% of the issued and outstanding shares of AMP is owned indirectly by Biosensor (directly owned by CMI). If consummated, holders of common stock of AMP will receive 6 shares of Biosensor common stock (on a pre-Reverse Stock Split basis) in exchange for each 8 shares of common stock of AMP. Completion of this merger is expected prior to October 1998.

Except as described in this Schedule 13D, including this Item 4, the Reporting Person has no plans or proposals which relate to or which would result in any events described in subsections (a) through (j) of Item 4 of the General Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of July 23, 1998, the Reporting Person beneficially owned
12,093.75 shares (or approximately 8.1% of the outstanding shares) of Biosensor Series A Preferred Stock.

(b)	The Reporting Person will have sole power to vote and to dispose of the 12,093.75 shares.

(c)	As of July 23, 1998, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Biosensor equity securities had been engaged in by the Reporting Person.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.  	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
				None.

Item 7.	Material to be Filed as Exhibits.

1.	Filed herein by Reference as Exhibit A, the Plan of Reorganization and Agreement between Biosensor Corporation and Carolina Medical, Inc. dated May 29, 1998, filed with the Securities and Exchange Commission on July 31, 1998 by Biosensor Corporation as Exhibit 1 to Form 8K dated July 23, 1998.

2.	Filed herein by Reference as Exhibit B, the Preliminary Proxy
Statement (Special Meeting) filed with the Securities and Exchange Commission on June 2, 1998 by Biosensor Corporation on Schedule 14a.

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1998					                      ______________
							                                         Bernard B. Klawans



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